UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Rivian Automotive, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share
(Title of Class of Securities)

76954A103
(CUSIP Number)

October 1, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76954A103	Schedule 13G	Page 1 of 6 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Volkswagen AG
2.	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization
Germany
Number of shares beneficially owned by each reporting person with	5.	Sole voting power
0
	6.	Shared voting power
82,935,213(1)(2)
	7.	Sole dispositive power
0
	8.	Shared dispositive power
82,935,213(1)(2)
9.	Aggregate amount beneficially owned by each reporting person
82,935,213
10.	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
☐
11.	Percent of class represented by amount in Row 9
7.7%(2)
12.	Type of reporting person (see instructions)
HC, CO

(1)	Consists of 82,935,213 shares of Class A common stock directly beneficially owned by Volkswagen International America Inc., a wholly-owned subsidiary of Volkswagen AG.

(2)	See Item 4 below.

CUSIP No. 76954A103	Schedule 13G	Page 2 of 6 Pages

1.	Names of reporting persons Volkswagen International America Inc.
2.	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization
Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power
0
	6.	Shared voting power
82,935,213(1)
	7.	Sole dispositive power
0
	8.	Shared dispositive power
82,935,213(1)
9.	Aggregate amount beneficially owned by each reporting person
82,935,213
10.	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
☐
11.	Percent of class represented by amount in Row 9
7.7%(1)
12.	Type of reporting person (see instructions)
CO

(1)	See Item 4 below.

CUSIP No. 76954A103	Schedule 13G	Page 3 of 6 Pages

Item 1(a). Name of Issuer.

Rivian Automotive, Inc. (the "Company")

Item 1(b). Address of Issuer's Principal Executive Offices.

14600 Myford Road
Irvine, California 92606

Item 2(a). Name of Person(s) Filing.

This Schedule 13G is being filed by the following entities (collectively, the “Reporting Persons”):

(i)	Volkswagen AG; and
(ii)	Volkswagen International America Inc. (“VIA”)

This Schedule 13G relates to shares of Class A common stock, par value $0.001 per share, of the Company (the “Common Stock”) directly beneficially owned by VIA. Volkswagen AG is the parent organization of VIA.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

See Exhibit 99.1 for the Reporting Persons’ agreement for a joint filing of a single statement on their behalf.

Item 2(b). Address of Principal Business Office or, if none, Residence.

(i)	The address of the principal business office of Volkswagen AG is:
Volkswagen AG
Berliner Ring 2, 38440
Wolfsburg, Germany

(ii)	The address of the principal business office of VIA is:
Volkswagen International America Inc.
c/o The Corporation Trust Company
1209 Orange Street
Wilmington, DE 19801

Item 2(c). Citizenship.

(i)	Volkswagen AG – Germany
(ii)	VIA – Delaware

Item 2(d). Title of Class of Securities.

Class A common stock, par value $0.001 per share

Item 2(e). CUSIP Number.

76954A103

Item 3. If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. 76954A103	Schedule 13G	Page 4 of 6 Pages

Reporting Person(1)	Amount beneficially owned(1)(2)	Percent of class(2)(3)	Sole power to vote or direct to vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
Volkswagen AG	82,935,213	7.7%	0	82,935,213	0	82,935,213
VIA	82,935,213	7.7%	0	82,935,213	0	82,935,213

(1)	Each of the Reporting Persons may be deemed the beneficial owner of 82,935,213 shares of Common Stock issuable to VIA, which is a wholly-owned subsidiary of Volkswagen AG.
(2)	The shares of Common Stock that are the subject of this Schedule 13G are issuable by the Company to VIA pursuant to the terms of a Senior Convertible Promissory Note, effective as of June 26, 2024, in the aggregate principal amount of $1,000,000,000 (the “Convertible Note”). The Convertible Note will automatically convert into shares of Common Stock upon the later of (i) December 1, 2024 and (ii) satisfaction of certain regulatory approvals and expiration of applicable waiting periods under applicable laws or regulations (such date, the “Conversion Date”); therefore, such shares of Common Stock may become issuable within 60 days after October 1, 2024. The number of shares of Common Stock issuable upon the automatic conversion of the Convertible Note will be calculated as follows: (1) half of the then outstanding principal amount of, and accrued and unpaid interest on, the Convertible Note will convert at a price of $10.8359 per share of Common Stock and (2) the remaining half of the then outstanding principal amount of, and accrued and unpaid interest on, the Convertible Note will convert at a price per share of Common Stock based on the Company’s 45-trading day volume-weighted average price prior to but not including the Conversion Date (the “Floating Conversion Price”). Accordingly, the number of shares of Common Stock beneficially owned by the Reporting Persons will fluctuate from time to time based on the underlying trading price and volume of the Company’s Common Stock. The number of shares of Common Stock reflected in this Schedule 13G was calculated using a Floating Conversion Price calculated as if the Conversion Date were October 1, 2024.
(3)	The percent of class beneficially owned by the Reporting Persons was calculated assuming 1,000,448,640 shares of Common Stock outstanding as of July 23, 2024, as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024, filed with the Securities and Exchange Commission on August 6, 2024, plus the 82,935,213 shares of Common Stock issuable upon automatic conversion of the Convertible Note as calculated in footnote 2 above in this Item 4.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

See the response(s) to Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See the response(s) to Item 2.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

CUSIP No. 76954A103	Schedule 13G	Page 5 of 6 Pages

Item 10. Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 76954A103	Schedule 13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2024

Volkswagen AG

By:	/s/ Philip Haarmann
Name: Philip Haarmann
Title: Chief Legal Officer

By:	/s/ Rolf Woller
Name: Rolf Woller
Title: Head of Group Treasury & Investor Relations

Volkswagen International America Inc.

By:	/s/ Christopher McGee
Name: Christopher McGee
Title: Director

By:	/s/ Lauren Kincaid
Name: Lauren Kincaid
Title: Secretary